UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the Fiscal Semiannual Period ended June 30, 2022

MASTERWORKS 137, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11951

Delaware	88-1341519
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements	3
Financial Statements	F-1

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise.

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Item 3. Financial Statements

MASTERWORKS 137, LLC

FINANCIAL STATEMENTS

For the Period March 2, 2022 Through June 30, 2022

F-1

MASTERWORKS 137, LLC

BALANCE SHEET

(Unaudited)

As of June 30, 2022

ASSETS

Current Assets:
Cash and Cash Equivalents	$-
Receivable from affiliate	100
Total Current Assets	100

Total Assets	$100

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-
Other amounts due to affiliates	-
Total Current Liabilities	-

Total Liabilities	$-

Member’s Equity:
Membership interests, not represented by shares	100
Class A ordinary shares, -0- shares issued and outstanding as of June 30, 2022	-
Class B ordinary shares, -0- shares issued and outstanding as of June 30, 2022	-
Class C ordinary shares, -0- shares issued and outstanding as of June 30, 2022	-

Total Member’s Equity	100

Total Liabilities and Member’s Equity	$100

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

F-2

MASTERWORKS 137, LLC

STATEMENT OF OPERATIONS

(Unaudited)

For the Period March 2, 2022 Through June 30, 2022

Income:
Royalty fee	$-

Total Income	-

Expenses:
Share-based compensation - administrative services fees	-

Total Expenses	-

Net Loss	$-

Net Loss per Class A Ordinary Share, Basic and Diluted	$-

Weighted Average Number of Class A Ordinary Shares Outstanding, Basic and Diluted

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

F-3

MASTERWORKS 137, LLC

STATEMENT OF MEMBER’S EQUITY

(Unaudited)

	Membership Interests		Class B Shares		Total
		Contributed		Contributed	Member’s
	Interests	Capital	Shares	Capital	Equity
Balance at March 2, 2022	-	$-	-	$-	$-

Membership interests issued upon entity formation	100	100	-	-	100

Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-

Net loss	-	-	-	-	-

Balance at June 30, 2022	100	$100	-	$-	$100

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

F-4

MASTERWORKS 137, LLC

STATEMENT OF CASH FLOWS

(Unaudited)

For the Period March 2, 2022 Through June 30, 2022

Cash Flows from Operating Activities:
Net loss	$-
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities:
Other amounts due to affiliates	-

Net Cash Used in Operating Activities	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-

Net Cash Provided by Financing Activities	-

Net Change in Cash and Cash Equivalents	-

Cash and Cash Equivalents, beginning of period	-

Cash and Cash Equivalents, end of period	$-

Non cash investing and financing activities:
Conversion of membership interests to Class B ordinary shares	$-

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

F-5

MASTERWORKS 137, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 137, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by George Condo (the “Artwork”). On August 12, 2022, the Company commenced an offering pursuant to the exemption from registration afforded by Regulation A (the “Offering”) of membership interests represented by 194,250 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate offering proceeds of $3,885,000. As of June 30, 2022, no subscriptions had been closed by the Company.

All of the proceeds from the Offering will be used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay a true-up to Masterworks Gallery, LLC (“Gallery”) equal to 11% of the purchase price of the Artwork, which is intended to be reasonable compensation for Gallery’ services, capital commitment and outlay in sourcing and acquiring the Artwork. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Member’s Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the member of the Company for the financial obligations of the Company is limited to the member’s contribution of capital.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A shareholders by the weighted-average Class A shares outstanding during the period. Fully diluted earnings per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any, in any period in which the Company does not report a loss from continuing operations. Diluted net loss per share is the same as basic net loss per share for the period since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

F-6

MASTERWORKS 137, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – As of June 30th, 2022, The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent’s tax returns.

The Company expects that upon closing of subscriptions received and issuance of shares to external investors that it will be taxed as a partnership. Generally partnerships are not subject to federal or state income taxes. Should The Company be taxed as a partnership, all of the taxable income or loss will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes.The Company’s taxable income or loss may vary substantially from income or loss reported for financial reporting purpose. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a disregarded entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled subscriptions and investor subscription deposits – The unsettled subscriptions and investor subscription deposits consists of amounts received from potential investors that might be settled in the form of the issuance of Class A shares at an undetermined future date. Amounts not settled to Class A shares by the time of the final closing are returned to the investor.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to an Administrative Services Agreement under which the Administrator will receive an administrative services fee, payable quarterly in arrears. The administrative services fee will be payable in the form of additional membership interests represented by Class A shares and will be accounted for as a management fee expense and an equity issuance in the Company’s financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

Organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the Offering, and the marketing and distribution of Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distributing costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the Offering; and registration and qualification of the sale of Class A shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s financial statements. See Note 3, which summarizes certain financial statement information of the Administrator.

F-7

MASTERWORKS 137, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created different classes of membership interests, as described below. As a result, all of the Company’s original membership interests were converted into Class B ordinary shares.

Class A shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of Class A shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A shares is limited to 194,250, plus (i) shares which may be issued pursuant to the Administrative Services Agreement, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares not owned by the Administrator have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. Any increase in value of the Class A shares would potentially dilute earnings per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Balance Sheet. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

Class C share has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C Ordinary Share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A ordinary shares.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the artwork title to the buyer.

F-8

MASTERWORKS 137, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2022

2. RELATED PARTY TRANSACTIONS

The Administrator contractually provides administrative services to the Company. The administrative services fee is paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum. The Class A shares are issued using the net asset value effective as of the applicable quarter-end in which the administrative services fee is due and payable. No administrative services fees are payable for the period prior to the closing of 95% of the Offering.

The administrative services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Administrative Services Agreement. The Administrative Services Agreement also provides that any Class A ordinary shares issuable in connection with the administrative service fee are subject to cliff vesting on December 31, 2025, with the possibility of extending or shortening such vesting period upon certain conditions. The company recognizes the administrative services fees expense at the time of issuance of the related Class A shares as the requisite service period is considered completed.

The Company is party to an Administrative Services Agreement with the Administrator, in which the Administrator pays the Company for the rights to commercialize the Artwork for the duration of the operations of the Company. The Company receives de minimous royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and administer the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator:

June 30, 2022
Assets
Current assets	$13,285,962
Property and equipment, net	953,340
Deposits	162,902
Other assets	2,013,436
Total assets	$16,415,640

Liabilities
Current liabilities	$5,824,645
Long-term liabilities	2,085,442
Total liabilities	$7,910,087

Member’s Equity
Total member’s equity	$8,505,553

F-9

MASTERWORKS 137, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2022

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other than an administrative services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the administrator, which are payable in the form of Class A shares representing membership interests in the Company. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Class A shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2022 and reflected their effects, if any, in these statements through September 23, 2022, the date the financial statements were available to be issued and a summary of material events occurring subsequent to June 30, 2022 is set forth below.

The Company issued Class A shares subsequent to period end. Such issuances did not exceed the number of Class A shares authorized as disclosed in Note 1.

On September 15, 2022 the Company obtained shares of a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns 100 Class 137 shares of the SPC, which represents 100% ownership of the 137 Segregated Portfolio (the “Segregated Portfolio”). On the same date, the Company acquired the Artwork for $3,500,000 through the Segregated Portfolio.

F-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 137, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 23, 2022
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 23, 2022
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 23, 2022
Joshua B. Goldstein

4